Exhibit (h)(5)

Form of Structuring Fee Agreement

______, 2007

Morgan Keegan & Company, Inc.

50 North Front Street

Memphis, TN 38103

Ladies and Gentlemen:

Reference is made to the Underwriting Agreement dated ____, 2007 (the “Underwriting Agreement”), by and among Dividend Capital Strategic Global Realty Fund (the “Fund”), Dividend Capital Investments, LLC (the “Advisor”) and each of the Underwriters named therein, with respect to the issue and sale of the Fund’s Common Shares, as described therein. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Underwriting Agreement.

1. Fee. In consideration of your services in offering advice to the Advisor relating to the structure and design of the Fund and the organization of the Fund as well as services related to the sale and distribution of the Fund’s Common Shares, the Advisor shall pay a fee to you in the aggregate amount of $_______ (the “Fee”). One-half of the Fee, an amount equal to $[_______ ], shall be paid on or before July 2, 2007. The remaining $[_______ ] of the Fee shall be paid on or before December 15, 2007. The payment of both portions of the Fee shall be made by wire transfer to the order of Morgan Keegan & Company, Inc.

2. Term. This agreement shall terminate upon the payment of the entire amount of the Fee, as specified in Section 1 hereof.

3. Indemnification. The Advisor agrees to the indemnification and other agreements set forth in the Indemnification Agreement attached hereto, the provisions of which are incorporated herein by reference and shall survive the termination, expiration or supersession of the Agreement.

4. Not an Investment Adviser; No Fiduciary Duty. The advisor acknowledges that you are not providing any advice hereunder as to the value of securities or regarding the advisability of purchasing or selling any securities for the Fund’s portfolio. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of you, and you are not agreeing hereby, to (i) furnish any advice or make any recommendations regarding the purchase or sale of portfolio securities; or (ii) render any opinions, valuations or recommendations of any kind or to perform any such similar services. The Advisor herby acknowledges that your engagement under this Agreement is as an independent contractor and not in any other capacity, including as a fiduciary. Furthermore, the Advisor agrees that it is solely responsible for making its own judgments in connection with the matters covered by this Agreement (irrespective of whether you have advised or are currently advising the Advisor on related or other matters).

5. Not Exclusive. Nothing herein shall be construed as prohibiting you or your affiliates from acting as an underwriter or financial adviser or in any other capacity for any other persons (including other registered investment companies or other investment managers).

6. Assignment. This Agreement may not be assigned by any party without prior written consent of the other party.

7. Amendment; Waiver. No provision of this Agreement may be amended or waived except by an instrument in writing signed by the parties hereto.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

This Agreement shall be effective as of the date first written above.

DIVIDEND CAPITAL INVESTMENTS, LLC

By:

Name:

Title:

Agreed and Accepted:

MORGAN KEEGAN & COMPANY, INC.

By:

Name:

Title: